Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Seelos Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81577F109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81577F109	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Ligand Pharmaceuticals Incorporated
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,224,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,224,000
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,224,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.1%
12	Type of Reporting Person CO

CUSIP No. 81577F109	Schedule 13G	Page 2 of 4

This Amendment No. 1 amends the Reporting Person’s statement on Schedule 13G filed on April 15, 2019 with respect to the Common Stock of the Issuer.

ITEM 1.	(a)	Name of Issuer:

Seelos Therapeutics, Inc. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

300 Park Avenue, 12th Floor, New York, NY 10022.

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Ligand Pharmaceuticals Incorporated (the “Reporting Person”).

	(b)	Address or Principal Business Office:

The business address of the Reporting Person is 3911 Sorrento Valley Boulevard, Suite 110, San Diego CA 92121.

	(c)	Citizenship of each Reporting Person is:

The Reporting Person is organized in the State of Delaware.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

	(e)	CUSIP Number:

81577F109

ITEM 3.
Not applicable.

ITEM 4.		Ownership.

The ownership information below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2019, based upon 27,028,533 shares of Common Stock outstanding as of December 31, 2019, and assumes the full exercise of warrants (exercisable as of December 31, 2019 for the purchase 302,419 shares of Common Stock of the Issuer) held by the Reporting Person. The 27,028,533-share figure was provided to the Reporting Person by the Issuer, upon inquiry.

	(a)	Amount beneficially owned:

The Reporting Person is the record holder of 1,921,581 shares of Common Stock and warrants to purchase 302,419 shares of Common Stock that are currently exercisable. Pursuant to the terms of the warrants, the Reporting Person may not exercise the warrants (or a portion thereof) if, as a result of such exercise, the Reporting Person would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately following the exercise. The “blocker” position is not currently implicated, due to the Reporting Person’s current beneficial ownership percentage.

CUSIP No. 81577F109	Schedule 13G	Page 3 of 4

	(b)	Percent of class: 8.1%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,224,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,224,000

(iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.		Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.		Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.		Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.		Notice of Dissolution of Group.

Not applicable.

ITEM 10.		Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 81577F109	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

Ligand Pharmaceuticals Incorporated

By:	/s/ Charles Berkman
Name:	Charles Berkman
Title:	Senior Vice President, General Counsel and Secretary